UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of November, 2002

RUSSEL METALS INC.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [x]   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]   No [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.]

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
1	THIRD QUARTER REPORT TO SHAREHOLDERS, INCLUDING INTERIM MANAGEMENT'S DISCUSSION & ANALYSIS AND INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2002.
2	CONFIRMATION OF MAILING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Dated: November 4, 2002   By: /s/BRIAN R. HEDGES
Brian R. Hedges
Executive Vice President & CFO

EXHIBIT 1



Russel Metals Inc.

1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9
Tel: (905) 819-7777   Fax: (905) 819-7409
www.russelmetals.com   e-mail: info@russelmetals.com

Third Quarter Report
for the period ended September 30, 2002

RUSSEL METALS INC.
REPORT TO SHAREHOLDERS
FOR THE PERIOD ENDED SEPTEMBER 30, 2002

THIRD QUARTER FINANCIAL RESULTS

The Company recorded strong net earnings of $10.0 million or $0.25 per share for the third quarter ended September 30, 2002. This is the second quarter in a row with results substantially higher than the corresponding period last year. The third quarter of 2001 produced net earnings of $3.5 million or $0.08 per share. Revenues were $374.1 million in the third quarter of 2002 up year over year for the first time in the last several quarters.

Record profits in the steel import/export operations and continued strong operating profits in service centers and at Thunder Bay Terminals all contributed to the stronger earnings recorded in the third quarter 2002.

In September, the Company was the successful bidder for Williams Steel located in Milwaukee, Wisconsin which will be integrated with our Bahcall operation during the fourth quarter. It is anticipated that the acquisition will generate similar economies from operations as realized subsequent to the A.J. Forsyth acquisition completed in the fourth quarter of 2001. The operating results of the British Columbia service center operations improved further in the third quarter.

The record third quarter profits contributed to strong net earnings of $22.6 million for the nine months ended September 30, 2002. The basic earnings per common share of $0.55 was up 323%. For the nine months ended September 30, 2001, the net earnings were $6.4 million with earnings per common share of $0.13. The net earnings per common share adjusted to eliminate the unusual items was $0.28 for the same nine months in 2001.

The financial ratios have continued to improve as a result of the record earnings, reduction in long-term debt and lower interest expense. The debt to equity ratio remained at 0.7 including the preferred shares as equity despite higher net assets employed. The interest coverage ratio was 5.1 times for the quarter and the adjusted interest coverage for the trailing twelve months was 3.9 times. Both of these ratios are the strongest the Company has produced.

The Board of Directors approved a quarterly dividend of $0.06 per common share payable on December 15, 2002. The Management Discussion and Analysis contains a section outlining the formula used to derive the amount available to make restricted payments, which include common share dividends.

OUTLOOK

We expect the current demand experienced in the service center and import/export operations in the previous two quarters of 2002 to continue although we anticipate pricing will weaken. It is anticipated that the normal seasonal decline in volume will further moderate the fourth quarter results.

At the current oil and gas price levels we would anticipate a seasonal pick up in demand in the energy sector in the fourth quarter of 2002; however, we have not seen any indication of this at this time.

Overall, we anticipate the operating earnings in the fourth quarter of 2002 to be stronger than the fourth quarter of 2001. The Company anticipates that the restructuring of the Bahcall and Williams Steel operations will require a provision similar to the restructuring provision provided in the fourth quarter of 2001.

E.M. Siegel, Jr.
President and Chief Executive Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

($000)	Sept. 30, 2002	Dec. 31, 2001
ASSETS		
Current		
Cash	$ 20,488	$ 17,151
Accounts receivable	235,960	197,716
Inventories	287,511	265,417
Prepaid expenses and other assets	4,752	5,099
Income taxes recoverable	1,236	5,297
	549,947	490,680
Property, Plant and Equipment	110,455	109,039
Deferred Financing Charges	5,271	6,177
Goodwill (Notes 2 and 4)	2,634	15,123
Future Income Tax Assets	8,164	12,653
Other Assets	3,144	3,197
	$ 679,615	$ 636,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	$ 6,125	$ -
Accounts payable and accrued liabilities	195,604	162,180
Income taxes payable	257	165
	201,986	162,345
Long-Term Debt	213,318	214,105
Pensions and Benefits	9,892	9,242
Future Income Tax Liabilities	5,777	4,459
	430,973	390,151
Shareholders' Equity		
Preferred shares	30,000	30,000
Shareholders' equity	218,642	216,718
	248,642	246,718
	$ 679,615	$ 636,869

On behalf of the Board,

(Sigend) Carl R. Fiora	(Signed) Arni C. Thorsteinson
Director	Director

4

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

($000)	Quarters ended September 30, 2002	2001	Nine months ended September 30, 2002	2001
Segment Revenues				
Service center distribution	$ **190,613**	$ 169,675	$ **563,223**	$ 540,310
Energy sector distribution	**75,758**	85,582	**217,301**	288,445
Steel import/export	**103,242**	77,980	**260,364**	250,542
Other	**4,466**	3,595	**10,577**	9,063
	$ **374,079**	$ 336,832	$**1,051,465**	$1,088,360
Segment Operating Profits				
Service center distribution	$ **9,063**	$ 4,728	$ **24,481**	$ 17,154
Energy sector distribution	**3,300**	4,151	**10,114**	14,324
Steel import/export	**9,982**	4,024	**20,326**	11,271
Other	**2,119**	1,407	**3,839**	3,015
Corporate expenses	**(2,616)**	(1,972)	**(6,868)**	(6,513)
Earnings before the following	**21,848**	12,338	**51,892**	39,251
Foreign exchange gain (loss)	**(671)**	(613)	**68**	(1,080)
Debt repurchase costs	**-**	(336)	**-**	(336)
Interest expense	**(5,069)**	(5,338)	**(15,139)**	(17,998)
Loss on sale of business	**-**	-	**-**	(6,500)
Acquisition costs	**-**	-	**-**	(1,688)
Earnings before income taxes	**16,108**	6,051	**36,821**	11,649
Provision for income taxes	**6,128**	2,511	**14,225**	5,201
Net earnings for the period	**9,980**	3,540	**22,596**	6,448
Retained earnings ?				
Dividends on preferred shares	**(563)**	(563)	**(1,688)**	(1,688)
Earnings available to common shareholders	**9,417**	2,977	**20,908**	4,760
Dividends on common shares	**(2,282)**	(1,899)	**(4,182)**	(5,697)
Retained earnings, beginning of the period	**94,929**	99,684	**100,461**	101,699
Adjustment for goodwill impairment (Note 2)	**-**	-	**(15,123)**	-
Retained earnings, end of the period	$ **102,064**	$ 100,762	$ **102,064**	$ 100,762
Basic earnings per common share	$ **0.25**	$ 0.08	$ **0.55**	$ 0.13
Fully diluted earnings per common share	$ **0.24**	$ 0.08	$ **0.53**	$ 0.13

5

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

($000)	Quarters ended September 30, 2002	2001	Nine months ended September 30, 2002	2001
Operating activities				
Net earnings for the period	**$ 9,980**	$ 3,540	**$ 22,596**	$ 6,448
Depreciation and amortization	**3,751**	3,817	**11,415**	11,164
Future income taxes	**3,905**	1,089	**8,823**	3,073
Gain (loss) on sale of fixed assets	**(11)**	10	**23**	(1)
Foreign exchange loss (gain)	**671**	323	**(68)**	790
Loss on sale of business	**-**	-	**-**	6,500
Acquisition costs	**-**	-	**-**	1,688
Cash from operating activities before working capital	**18,296**	8,779	**42,789**	29,662
Changes in working capital items of operations				
Accounts receivable	**(14,851)**	10,717	**(34,190)**	29,052
Inventories	**(29,712)**	4,391	**(13,766)**	34,497
Accounts payable and accrued liabilities	**14,917**	16,309	**33,608**	2,181
Current income taxes	**(1,965)**	(2,252)	**1,137**	(3,295)
Other	**637**	3	**402**	(718)
Change in non-cash working capital	**(30,974)**	29,168	**(12,809)**	61,717
Cash from (used in) operating activities	**(12,678)**	37,947	**29,980**	91,379
Financing activities				
Repurchase of long-term debt	**-**	(11,833)	**-**	(11,833)
Increase (decrease) in bank borrowing	**6,125**	(13,637)	**6,125**	(23,099)
Dividends on common shares	**(2,282)**	(1,899)	**(4,182)**	(5,697)
Dividends on preferred shares	**(563)**	(563)	**(1,688)**	(1,688)
Issuance of common shares	**26**	-	**241**	-
Cash from (used in) financing activities	**3,306**	(27,932)	**496**	(42,317)
Investing activities				
Purchase of businesses (Note 4)	**(17,019)**	(3,001)	**(21,406)**	(3,001)
Purchase of fixed assets	**(3,512)**	(1,845)	**(8,911)**	(7,014)
Proceeds on sale of fixed assets	**36**	33	**2,269**	141
Proceeds on sale of business	**-**	-	**-**	9,588
Acquisition costs	**-**	-	**-**	(1,688)
Other	**3,239**	3,309	**909**	4,483
Cash from (used in) investing activities	**(17,256)**	(1,504)	**(27,139)**	2,509
Increase (decrease) in cash	**(26,628)**	8,511	**3,337**	51,571
Cash position, beginning of the period	**47,116**	51,983	**17,151**	8,923
Cash position, end of the period	**$20,488**	$60,494	**$20,488**	$60,494
Supplemental information:				
Interest (received) paid	**$ (177)**	$ 1,817	**$ 9,945**	$14,364
Income taxes paid	**$ 2,287**	$ 1,262	**$ 4,749**	$ 2,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2001 annual consolidated financial statements except for changes disclosed in note 2. These interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements including notes thereto. These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2. Change in Accounting Policies

    Effective January 1, 2002, the Company adopted the new Canadian accounting standard for goodwill and other intangibles. Under this standard goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to retained earnings at January 1, 2002.

    The following table presents the impact on comparative net earnings and earnings per share had the new standard been in effect January 1, 2001.

($000)	Quarter Ended September 30, 2001	Nine Months Ended September 30, 2001
Net earnings as reported	$ 3,540	$ 6,448
Goodwill amortization	60	369
Net income adjusted	3,600	6,817
Basic and fully diluted earnings per share	$ 0.08	$ 0.13
Basic and fully diluted earnings per share – adjusted	$ 0.08	$ 0.14

3. Economic Cycles

    All three of the metals operating segments are significantly affected by economic cycles. Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March. For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4. Acquisitions

a) Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash. The acquisition has been accounted for using the purchase method and the results of its operations have been consolidated since the date of acquisition.

Net assets acquired at assigned values:

($000)	
Accounts receivable	$ 4,110
Inventory	8,567
Fixed assets	1,886
Goodwill (tax deductible - $2,585)	2,585
Other	55
Total assets	17,203
Accounts payable and accrued liabilities	184
Net assets acquired	$ 17,019

This acquisition is intended to strengthen the existing Bahcall operations in Wisconsin and will lead to a restructuring of these operations. The restructuring plan has not been finalized and consequently costs associated with the consolidation of operations have not been determined. The Company anticipates capitalizing certain costs as additional goodwill and recording a restructuring charge in the quarter ended December 31, 2002.

b) Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash. The acquisition has been accounted for using the purchase method and its operating results have been consolidated since the date of acquisition.

5. Interest Expense

	Quarters Ended September 30,		Nine Months Ended September 30,	
($000)	2002	2001	2002	2001
Interest on long-term debt	$5,121	$5,424	$15,417	$16,207
Other interest (income)	(52)	(86)	(278)	1,791
Total interest	$5,069	$5,338	$15,139	$17,998

6.   Stock-based Compensation

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

($000, except per share data)	Quarters Ended September 30,		Nine Months Ended September 30,	
	2002	2001	**2002**	2001
Net earnings	**$ 9,787**	$ 3,320	**$ 22,025**	$ 5,788
Basic earnings per share	**$ 0.24**	$ 0.07	**$ 0.54**	$ 0.11
Fully diluted earnings per share	**$ 0.23**	$ 0.07	**$ 0.52**	$ 0.11

7.   Shareholders' Equity

The number of shares issued and outstanding was as follows:

Number of shares	Quarters Ended September 30,		Nine Months Ended September 30,	
	2002	2001	**2002**	2001
Common shares				
Average for the period				
Basic	**38,049,479**	37,981,501	**38,013,745**	37,981,501
Fully diluted	**40,085,979**	37,981,501	**39,832,912**	37,981,501
End of the period	**38,053,001**	37,981,501	**38,053,001**	37,981,501
Class II preferred shares, Series C	**1,200,000**	1,200,000	**1,200,000**	1,200,000

During the quarter ended September 30, 2002, 7,500 (year to date: 71,500) common shares relating to exercised stock options were issued for $26,000 (year to date: $241,000).

9

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2002 and 2001, the Management's Discussion and Analysis in the fiscal 2001 annual report and the audited Consolidated Financial Statements for the year ended December 31, 2001, including the notes thereto. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of the results for the full year. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management.

(in thousands of dollars, except percentages)	Quarters Ended September 30,		2002 Change as a % of 2001	Nine Months Ended September 30,		2002 Change as a % of 2001
	2002	2001		**2002**	2001	
Segment Revenues						
Service center distribution	**$190,613**	$169,675	12.3%	**$ 563,223**	$ 540,310	4.2%
Energy sector distribution	**75,758**	85,582	(11.5%)	**217,301**	288,445	(24.7%)
Steel import/export	**103,242**	77,980	32.4%	**260,364**	250,542	3.9%
Other	**4,466**	3,595	24.2%	**10,577**	9,063	16.7%
	$374,079	$336,832	11.1%	**$1,051,465**	$1,088,360	(3.4%)
Segment Operating Profits						
Service center distribution	**$ 9,063**	$ 4,728	91.7%	**$ 24,481**	$ 17,154	42.7%
Energy sector distribution	**3,300**	4,151	(20.5%)	**10,114**	14,324	(29.4%)
Steel import/export	**9,982**	4,024	148.1%	**20,326**	11,271	80.3%
Other	**2,119**	1,407	50.6%	**3,839**	3,015	27.3%
Corporate expenses	**(2,616)**	(1,972)	(32.7%)	**(6,868)**	(6,513)	(5.5%)
Earnings from operations	**$ 21,848**	$ 12,338	77.1%	**$ 51,892**	$ 39,251	32.2%
Segment Gross Margins as a % of Revenues						
Service center distribution	**27.3%**	25.4%		**26.8%**	24.7%	
Energy sector distribution	**12.7%**	14.9%		**13.4%**	13.7%	
Steel import/export	**15.6%**	9.7%		**14.2%**	8.9%	
Total	**21.6%**	19.5%		**21.3%**	18.5%	
Segment Operating Profits as a % of Revenues						
Service center distribution	**4.8%**	2.8%		**4.3%**	3.2%	
Energy sector distribution	**4.4%**	4.9%		**4.7%**	5.0%	
Steel import/export	**9.7%**	5.2%		**7.8%**	4.5%	
Earnings from operations	**5.8%**	3.7%		**4.9%**	3.6%	

11

Service Center Distribution

a)   Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 45 Canadian and five U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through four facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel. This operation will add strength to the Russel Metals Bahcall operations. Williams Steel had sales of approximately $49 million for the year prior to the acquisition date. The acquisition is anticipated to be accretive to earnings in 2003.

The operations of Bahcall and Williams are in the process of planning for a restructuring which will commence implementation during November 2002. The restructuring will result in costs to be capitalized as additional goodwill and a charge to income in the fourth quarter. These amounts have not been quantified at this time.

In October 2001, the Company purchased the shares of A. J. Forsyth and Company Limited, a service center operation with six locations in British Columbia and one in the Yukon. The A. J. Forsyth operations strengthen Russel Metals' operations within the British Columbia region. A. J. Forsyth had sales of approximately $65.9 million for the year prior to the acquisition date.

b)   Factors affecting results

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.

- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.

- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.

- trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.

- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong network of branches across Canada, thus declines in demand in one region may be countered by higher demands in other regions.

- many employees, including management, receive bonuses based on bottom line results, thus a portion of compensation is variable and employees are motivated to maximize profitability.

- a large portion of the service center costs are fixed and are not reduced as volume declines, negatively impacting results when demand weakens.

- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses and gains.

- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.

c) **Service center segment results –**
   Three Months Ended September 30, 2002 compared to
   Three Months Ended September 30, 2001



Revenues in the third quarter of 2002 have increased 12.3% due to higher volume and selling prices compared to the third quarter of 2001. Volume increases were most significant in British Columbia region due to the acquisition of A. J. Forsyth in October 2001. Volume declines occurred in Alberta due to lower oil and gas activity and at our U.S. operation, Bahcall, due to general lower customer demand in the Wisconsin region, customer facility closures and the sale of its location in Eagan, Minnesota in October 2001. The average selling price per ton is approximately 10% higher in the third quarter of 2002 compared to the third quarter of 2001. The increase does vary by region; however, average selling price is higher in all geographical regions that the Company serves. The average selling price has also increased compared to the first half of 2002 reflecting price increases implemented by the steel mills.

Gross margins improved from 25.4% in the third quarter of 2001 to 27.3% in the third quarter of 2002. The sale of lower priced inventory on hand has resulted in some margin enhancement.



Service center operating profits in the third quarter of 2002 increased by 91.7% compared to the third quarter of 2001. This increase is a result of the volume increase and higher gross margin. Operating expenses in the third quarter of 2002, were $4.6 million, or 12% higher than the third quarter of 2001. Approximately $3.5 million of the increase in operating costs relates to the British Columbia region where additional operations were purchased during October 2001.

Operating profits as a percentage of revenues in the third quarter of 2002 were 4.8% compared to 2.8% in the third quarter of 2001.

d) **Service center segment results –**
   Nine Months Ended September 30, 2002 compared to
   Nine Months Ended September 30, 2001

Revenues for the nine months ended September 30, 2002 are 4.2% higher than revenues for the same period in 2001. The average selling price is only slightly higher for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001; however, the following volume variances exist. British Columbia region tons have doubled related to the acquisition of the A. J. Forsyth operations in October 2001. The Bahcall tons are significantly lower due to the sale of its Eagan, Minnesota location in



Service Center Revenues
Nine Months Ended September 30
$ million



Service Center Operating Profits
Nine Months Ended September 30
$ millions

October 2001 and lower customer demand in the Wisconsin region. Also, the Alberta region has had a significant decline in tons due to lower oil and gas activity. The gross margin improvement is a result of rising selling prices during 2002.

Service center operating profits for the nine months ended September 30, 2002 increased 42.7% compared to the nine months ended September 30, 2001. This increase relates to higher gross margin, which was partially offset by higher operating expenses. Operating expenses for the nine months ended September 30, 2002 were $10.1 million higher than the same period in 2001. Operating expenses for the British Columbia region were $9.8 million higher than the same period in 2001 due to the acquisition of A. J. Forsyth in October 2001. The British Columbia region started the process of consolidating duplicate operations in December 2001. This process will continue throughout 2002; however, a significant percentage was completed by September 30, 2002. Employee termination costs and costs of relocating equipment are being charged to the restructuring accrual recorded in the fourth quarter of 2001; however, the operating inefficiencies of maintaining duplicate plants during this restructuring period are a current charge to operating expenses.

Operating profits as a percentage of revenues for the nine months ended September 30, 2002 were 4.3%, a significant improvement over the nine months ended September 30, 2001 at 3.2%.

Energy Sector Distribution

a)   Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from five Canadian and two U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories.

In June 2001, the Company sold the operations of Total Distributors Supply Corporation, its U.S. operation serving the petrochemical and heat exchanger industries. In August 2001, the Company purchased Spartan Steel, a pipe distributor in the midwest and southern United States.   The Spartan operations complement the Pioneer Pipe business. Spartan had sales of approximately US $15 million for the year prior to the acquisition date.



b) **Factors affecting results**

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing which impacts oil rig count and subsequent drilling activities particularly in Alberta, Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.
- pricing is influenced by overall demand and by product availability.
- trade sanctions initiated either by steel mills or the public sector in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits allowing the Company to maintain profitability in downturns.



c) **Energy sector distribution results –**
Three Months Ended September 30, 2002 compared to
Three Months Ended September 30, 2001

Energy sector revenues decreased 11.5% in the third quarter of 2002 compared to the third quarter of 2001. Lower rig activity for the third quarter of 2002 compared to the third quarter of 2001 have resulted in volume declines for the oil country tubular operations in Western Canada and the United States.

Energy sector operating profits declined $0.9 million in the third quarter of 2002, compared to the third quarter of 2001. The decline is mainly related to the drop in volume in the oil country tubular goods operations.

d) Energy sector distribution results –
Nine Months Ended September 30, 2002 compared to
Nine Months Ended September 30, 2001



For the nine months ended September 30, 2002 energy sector revenues declined 24.7% compared to the same period in 2001. The decrease in revenue for the businesses excluding Total Distributors is 15.5%. Lower rig activity resulted in lower volumes in our operations in both Western Canada and the United States.

Energy sector operating profits declined $4.2 million, or 29.4%, for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. The decline is related to lower revenues for the nine months ended September 30, 2002.

The sale of Total Distributors in June 2001, had a negative impact on revenue; however, it positively impacted operating profits as this operation experienced a small operating loss during the period to June 2001.

Steel Import/Export

a) Description of operations



Russel Metals' steel import/export business imports foreign steel products into Canada and the United States and exports steel from Canada and the United States. It also provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact in North America.

The main steel products sourced by the import/export operations are structural, plate, coils, pipe and tubing.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas. Arrow had sales of approximately US $2 million for the year prior to the acquisition date.

b) Factors affecting results

External –
- trade sanctions initiated either by steel mills or the public sector in North America.
- mill capacity by product line in North America.

17



Steel Import/Export
Revenues
Three Months Ended September 30
$ millions

- Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.
- steel pricing is influenced by overall demand and by product availability.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports and significantly affects product availability.

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are primarily compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.



Steel Import/Export
Operating Profits
Three Months Ended September 30
$ millions

c) Steel import/export results –
Three Months Ended September 30, 2002 compared to Three Months Ended September 30, 2001

Steel import/export revenues increased 32.4% in the third quarter of 2002 compared to the third quarter of 2001. Volumes in the third quarter of 2002 were higher than the third quarter of 2001 due to higher customer demand. The gross margin as a percent of revenue at 15.6% for the third quarter of 2002 are higher than normal for the import/export operations. The significant price increases for flat rolled steel, resulted in higher selling prices on current inventories and inventories received in the quarter.



Steel Import/Export
Revenues
Nine Months Ended September 30
$ millions

Steel import/export operating profits more than doubled for the third quarter of 2002 compared to the third quarter of 2001. The higher selling price was the most significant contributor to this increase. The gross margin increase resulted in operating profit as a percentage of revenues increasing from 5.2% for the third quarter of 2001 to 9.7% for the third quarter of 2002.

d) Steel import/export results –
Nine Months Ended September 30, 2002 compared to Nine Months Ended September 30, 2001

For the nine months ended September 30, 2002 revenues increased 3.9% compared to the nine months ended September 30, 2001. A decline in revenue was experienced during the first quarter of 2002

18



Steel Import/Export
Operating Profits
Nine Months Ended September 30
$ millions

compared to the first quarter of 2001, when uncertainty existed related to the resolution of the U.S. and Canadian trade rulings. Both countries have since made their rulings which resulted in increased steel pricing. Revenues during the third quarter of 2002 were significantly higher than the third quarter of 2001 due to higher customer demand and higher selling prices resulting in year to date 2002 revenues being 3.9% higher than the same period in 2001.

Price increases contributed to higher selling prices of current inventories resulting in gross margin of 14.2% for the nine months ended September 30, 2002 compared to 8.9% for the nine months ended September 30, 2001. The import/export operations reduced their inventories $12.0 million between December 31, 2001 and March 31, 2002. Since March 2002, inventories have increased $25.0 million to support the higher volumes. It is expected that inventory levels will decrease in tons and dollars during the balance of the year.

Steel import/export operating profits increased 27.3% for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. The increase is mainly related to higher gross margin. This higher gross margin resulted in operating profits as a percentage of revenues of 7.8% for the nine months ended September 30, 2002 compared to 4.5% for the same period in 2001.

Other – Three Months Ended September 30, 2002 compared to September 30, 2001

Other revenue and income represents the results of the coal handling terminal in Thunder Bay. Revenue in the third quarter of 2002 was 24.2% higher than the third quarter of 2001 due to increased volumes of coal handled in the quarter. The increased volumes resulted in operating profits of $2.1 million for the quarter ended September 30, 2002, which is 50.6% higher than the third quarter in 2001.

Consolidated Results – Three Months Ended September 30, 2002 compared to September 30, 2001

Earnings from operations were $21.8 million in the third quarter of 2002, an increase of 77.1% from $12.3 million in the third quarter of 2001. The increase is a result of higher volumes and margins in the service center and import/export operations slightly offset by lower volumes in the energy sector. Consolidated revenues for the entire Company increased by 11.1%, to $374.1 million, in the third quarter of 2002 compared to the third quarter of 2001.



Earnings from Operations
Three Months Ended September 30
$ millions

During the third quarter of 2002, the Company recorded an unrealized foreign exchange loss of $0.7 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. This loss relates to the significant movement in the U.S. dollar against the Canadian dollar during the third quarter of 2002. During the third quarter of 2001, the Company reported a foreign exchange loss of $0.6 million related to movement in the Canadian dollar.

Consolidated interest expense decreased $0.3 million, to $5.1 million, in the third quarter of 2002 compared to the third quarter of 2001. This decrease is due to lower long-term debt outstanding during the third quarter of 2002 compared to the third quarter of 2001. In September and October, 2001, the Company purchased Senior Notes totaling US $9.4 million. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

The provision for income taxes in the third quarter of 2002 was $6.1 million compared to $2.5 million in the third quarter of 2001. This increase relates to higher operating earnings.

Basic earnings per share for the third quarter of 2002 was $0.25 compared to earnings of $0.08 per share for the third quarter of 2001.

Consolidated Results – Nine Months Ended September 30, 2002 compared to September 30, 2001



Earnings from Operations
Nine Months Ended September 30
$ millions

Earnings from operations for the nine months ended September 30, 2002 were $51.9 million compared to earnings of $39.3 million for the nine months ended September 30, 2001. This increase in operating profits for 2002 relates to higher volumes and margins in service center and import/export operations in the third quarter 2002 offset by lower volumes in the energy operations.

During the second quarter of 2001, the Company reported a number of items that are not representative of the Company's ongoing business and thus were disclosed separately. The loss on sale of business related to the sale of the inventory and fixed assets of Total Distributors and the acquisition costs related to the cost of due diligence and legal expense of an unsuccessful acquisition attempt. These items are referred to as unusual items.

The following table discloses earnings from ongoing operations net of income taxes and unusual items net of income taxes. Earnings per common share are also disclosed to assist the reader in determining results from ongoing operations.

	Nine Months Ended September 30,	
(in thousands of dollars except per share data)	**2002**	2001
Earnings from operations	**$ 51,892**	$ 39,251
Foreign exchange gain (loss)	**68**	(1,080)
Debt repurchase costs	**-**	(336)
Interest expense	**(15,139)**	(17,998)
Income tax expense on above	**(14,225)**	(8,113)
Income tax rate adjustment	**-**	378
Earnings before unusual items	**22,596**	12,102
Unusual items		
Loss on sale of business	**-**	(6,500)
Acquisition costs	**-**	(1,688)
Income taxes recoverable on unusual items	**-**	2,534
	-	(5,654)
Net earnings	**$ 22,596**	$ 6,448
Basic earnings per common share		
before unusual items	**$ 0.55**	$ 0.28
Basic earnings per common share	**$ 0.55**	$ 0.13

During the nine months ended September 30, 2002, the Company recorded a foreign exchange gain of $0.1 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. During the nine months ended September 30, 2001, the Company recorded a foreign exchange loss of $1.1 million related to the U.S. debt. The movement in the Canadian dollar against the U.S. dollar during the nine month period caused the gain for 2002 versus the loss for 2001.

Consolidated interest expense decreased $2.9 million, to $15.1 million, in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. This decrease is due to lower borrowing levels to fund working capital and lower U.S. denominated debt during the nine months to September 30, 2002 compared to the nine months to September 30, 2001.

Income taxes for the nine months ended September 30, 2002 were $14.2 million or 38.6% of earnings before income taxes compared to $5.2 million for the nine months ended September 30, 2001. This dollar increase relates to higher operating earnings before tax for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 and the unusual items recorded in 2001.

Basic earnings per share for the nine months ended September 30, 2002 was $0.55 compared to $0.13 for the nine months ended September 30, 2001. Earnings per share before unusual items was $0.55 for the nine months ended September 30, 2002 compared to $0.28 for the nine months ended September 30, 2001.

Interest Expense

The following table shows the components of interest expense.



	Quarters Ended September 30,		Nine Months Ended September 30,	
(in thousands of dollars)	**2002**	2001	**2002**	2001
Interest on long-term debt	**$5,121**	$5,424	**$15,417**	$16,207
Other interest (income)	**(52)**	(86)	**(278)**	1,791
Total interest	**$5,069**	$5,338	**$15,139**	$17,998

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in long-term debt interest relates to lower interest costs due to the repurchase of 10% Senior Notes in 2001. In September and October 2001, the Company used cash on hand to repurchase US $9.4 million of Senior Notes.

The Company had cash on hand and no short term borrowings for most of the third quarter of 2002 resulting in net interest income of $52,000. The Company experienced a lower cash on hand position during the third quarter 2002 versus the second quarter 2002 due to increased working capital and the acquisition of Williams Steel.

Coverage Ratio

Russel Metals' interest coverage ratio in the third quarter of 2002 improved and is significantly higher than the third quarter of 2001 due to the higher earnings from operations and lower interest expense. The Company's ability to meet interest payments for the next two years remains strong due to a strong coverage ratio and the fact that the Company has cash on hand. The coverage ratios, set forth are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring provision, foreign exchange gain or loss and debt repurchase costs.



EBITDA to Interest
Three Months Ended September 30
(times)

Coverage Ratio (in thousands of dollars, except ratios)	Quarters Ended September 30,		Twelve Months Ended September 30,	
	2002	2001	**2002**	2001
EBITDA, as adjusted	**$25,599**	$15,876	**$78,455**	$67,740
Interest expense	**5,069**	5,338	**20,158**	24,423
Coverage ratio	**5.1x**	3.0x	**3.9x**	2.8x

Goodwill

The acquisition of Williams Steel in September 2002, resulted in goodwill of $2.6 million.

The Company adopted the Canadian Institute of Chartered Accountants' new accounting standard for goodwill and other intangible assets effective January 1, 2002. Goodwill on all acquisitions is not amortized but is subject to an impairment test. Under the new standard, all goodwill is subject to an initial impairment test as of January 1, 2002 and generally annually thereafter.

The Company's initial impairment test as of January 1, 2002 indicated that the value of the goodwill was less than its carrying value in each reporting unit containing goodwill. The impairment loss of $15.1 million has been charged to opening retained earnings as at January 1, 2002.

Under the previous standard, the Company was required to write down goodwill when there was a permanent impairment in value based on a recoverability test using undiscounted cash flows. The new standard requires a "point in time" evaluation of goodwill at the reporting unit level. The initial evaluation of goodwill required at January 1, 2002, was at a point when the sector of the economy that the Company services and the steel industry were depressed. The Company's evaluation of goodwill at the various reporting units required assumptions on the impact of the safeguard actions on imported steel in the U.S. and Canada, the effect of the softwood lumber tariffs on the British Columbia market, how oil and gas pricing would impact drilling, and the general economy. These factors significantly influence operations on a discounted cash flow basis, even though the Company believes these operations will contribute positively to its results subsequent to January 1, 2002.

23

Capital Expenditures

Capital expenditures for the nine months ended September 30, 2002 were $8.9 million compared to $7.0 million for the nine months ended September 30, 2001. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. For the nine months ended September 30, 2002, capital expenditures of $4.9 million were incurred in the British Columbia region to consolidate the Russel Metals operations with the A. J. Forsyth operations.

Depreciation expense was $10.5 million for the nine months ended September 30, 2002 and $9.6 million for the nine months ended September 30, 2001. Depreciation expense has increased in 2002 related to assets acquired from the A.J. Forsyth acquisition in October 2001.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. The Company reduced working capital employed significantly over the five quarters to March 31, 2002 as economic conditions deteriorated in the steel sector. Revenue improved slightly in the second and third quarter ended of 2002 and working capital employed by Russel Metals has increased $12.8 million year to date. The amount of cash used for additional working capital is expected to increase during the remainder of 2002.

Inventory and accounts receivable represent 77.0% of total assets, at September 30, 2002, compared to 72.7% at December 31, 2001. The increase relates to the expansion of inventory and accounts receivable levels to support the increased revenues. Property, plant and equipment utilized in the operations of the Company are very stable and are not expected to vary significantly during 2002 as capital spending and depreciation are expected to be approximately equal.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable and accounts payable of the U.S. operations. Assets purchased as part of the Williams Steel acquisition are also shown separately based on balances at the date of the transaction.

The Company's net cash position, cash less bank indebtedness, at September 30, 2002 is $14.4 million. This balance is approximately $32.7 million lower than June 30, 2002.

For the third quarter, cash generated from operating activities was $18.3 million and cash utilized in changes in working capital was $31.0 million. For the nine months ended September 30, 2002, cash generated from operating activities was $42.8 million and cash utilized in changes in working capital was $12.8 million. Revenue increases have resulted in increased accounts receivable utilizing $34.2 million of cash and inventory increases utilizing cash of $13.8 million for the nine months ended September 30, 2002. However, during this nine month period increased accounts payable related to increased volumes generated cash of $33.6 million.

Inventory levels for the quarter ended September 30, 2002 increased $41.6 million from June 30, 2002. Inventory turns declined to 4.2 in the quarter, as inventory levels increased more than cost of sales related to increased revenue in the third quarter of 2002.

Inventory Turns

	Quarters Ended,				
	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Dec 31, 2001	Sept 30, 2001
Service center distribution	4.2	4.8	4.7	4.1	4.3
Energy sector distribution	3.9	3.3	3.8	3.5	4.3
Steel import/export	4.6	5.5	5.1	4.0	4.6
Total	4.2	4.5	4.5	3.9	4.4

The inventory turns are calculated using the cost of sales for the quarter annualized and the ending inventory position.

The service center inventory turns are lower in the third quarter of 2002 compared to the first two quarters due to higher inventory levels. The turns for the third quarter of 2002 are consistent with the third quarter of 2001. This can be compared with the industry turns estimated to be 3.5 for the three months ended August 31, 2002 as derived from the monthly Business Conditions Report published for the United States by the Metals Service Center Institute. It is management's goal to maintain service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which increased to support higher inventory purchases in the third quarter from the second quarter of 2002, generating cash of $14.9 million. For the nine months ended September 30, 2001, accounts payable increased generating cash of $33.6 million.

The Company acquired the operations including the fixed assets of Arrow Steel Processors, a coil processor of customer owned material, for $4.4 million in March 2002 and the operating assets of Williams Steel, a service center operation, for $17.0 million in September 2002.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.



Net Interest Bearing Debt At September 30 $ millions

Bank Credit Facilities	Quarter Ended September 30, 2002		
($ millions)	Syndicate	U.S.	Total
Bank loans	$ 0.2	$ 6.2	$ 6.4
On deposit	20.7	0.1	20.8
Net borrowings (cash)	(20.5)	6.1	(14.4)
Letters of credit	8.3	17.1	25.4
	$ (12.2)	$ 23.2	$ 11.0
Facility availability	$ 242.2	$ 55.5	$ 297.7

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at September 30, 2002 is US $115.6 million, unchanged from December 31, 2001. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At September 30, 2002, Russel Metals was entitled to borrow $242.2 million, including letters of credit. At September 30, 2002, Russel Metals had borrowings of $0.2 million and had $8.3 million in letters of credit under this facility. At September 30, 2001, Russel Metals had no borrowings and $22.2 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At September 30, 2002, these subsidiaries had borrowings of US $5.6 million and letters of credit of US $10.8 million compared to borrowings of US $2.5 million and letters of credit of US $1.9 million at September 30, 2001.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. A decision was made to increase the $0.05 per share quarterly dividend on common shares to $0.06 per share, in the third quarter of 2002. Dividends totaling $2.3 million were paid in the third quarter of 2002 to common shareholders. The Senior Notes do not restrict preferred share dividends. At September 30, 2002, the Company had $9.1 million available for restricted payments.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is positive, or 100% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is negative. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.

As at October 21, 2002, the Company has 38,053,001 common shares and 1,200,000 class II preferred shares outstanding which is unchanged from September 30, 2002.

Outlook

We expect the current demand experienced in the service center and import/export operations in the previous two quarters of 2002 to continue although we anticipate pricing will weaken. It is anticipated that the normal seasonal decline in volume will further moderate the fourth quarter results.

At the current oil and gas price levels we would anticipate a seasonal pick up in demand in the energy sector in the fourth quarter of 2002; however, we have not seen any indication of this at this time.

Overall, we anticipate the operating earnings in the fourth quarter of 2002 to be stronger than the fourth quarter of 2001. The Company anticipates that the restructuring of the Bahcall and Williams Steel operations will require a provision similar to the restructuring provision provided in the fourth quarter of 2001.

EXHIBIT 2



ELAINE G. HILLIS
Direct Line: 905-819-7419
Fax: 905-819-7409
e-mail: ehillis@russelmetals.com

November 4, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs:

Re: Russel Metals Inc. (the "Corporation")

This is to confirm that the Interim Report of the Corporation for the period ended September 30, 2002, which includes the Report to Shareholders, Financial Statements and Management Discussion and Analysis, was sent today by prepaid mail to all shareholders of the Corporation who returned a supplemental mailing card to the Corporation.

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary